STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 05/20/1999
991201397 - 2377360

CERTIFICATE OF DESIGNATIONS, PREFERENCES, AND RIGHTS

OF

CLASS C SERIES 4 VOTING CONVERTIBLE PREFERRED STOCK

OF

XECHEM INTERNATIONAL, INC.

Xechem International, Inc., a Delaware corporation (the "Corporation"), hereby certifies that, pursuant to the authority contained in Article FOURTH of its Certificates of Incorporation, and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Corporation's Board of Directors has duly adopted the following resolution creating two series of its Class C Preferred Stock, $.00001 par value per share, designated as Class C Series 4 Voting Convertible Preferred Stock:

RESOLVED, that one series of the class of the authorized Class C Preferred Stock of the Corporation be created hereby, and that the designations and amounts thereof and the voting powers, preferences, and relative, participating, optional, and other special rights of the shares of each such series, and the qualifications, limitations or restrictions thereof, are as follows:

1. Designations and Numbers of Shares. One hundred thousand (100,000) shares of the Class C Preferred Stock of the Corporation are hereby constituted as a series of Class C Preferred Stock, $.00001 par value per share, and designated as "Class C Series 4 Voting Convertible Preferred Stock" (hereinafter called the "Series 4 Stock").

2. Liquidation. Upon any voluntary or involuntary dissolution, liquidation, or winding up of the Corporation (a "Liquidation"), the holder of each share of each series of Series 4 Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any distribution of assets shall be made to the holders of Common Stock of the Corporation or to the holders of other stock of the Corporation that ranks junior to such series of the Series 4 Stock in respect to distributions upon a Liquidation of the Corporation ("Junior Stock"), an amount equal to $.00001 per share (the "Stated Value"), plus an amount equal to all dividends (whether or not declared or due) accrued and unpaid on such share on the date fixed for distribution of assets of the Corporation to the holders of the Series 4 Stock. The Series 4 Stock shall rank pari passu in right to distributions on Liquidation, shall rank senior to the Class A Voting Preferred Stock and Class B 8% Preferred Stock of the Corporation, and shall rank junior to the Class C Series 1, Series 2 and Series 3 Preferred Stock of the Corporation. Neither a consolidation or merger of the Corporation with or into any other entity, nor a merger of any other entity with

or into the Corporation, nor a sale or transfer of all or any part of the Corporation's assets for cash or securities or any other property, shall be considered a Liquidation. Written notice of any Liquidation shall be given to the holders of the Series 4 Stock not less than thirty days prior to any payment date stated therein.

3. Conversion

3.1 Holders of Series 4 Stock shall have the right, at any time, to convert some or all of the Series 4 Stock into Common Stock at the rate of 400 shares of Common Stock for each share of Series 4 Stock (the "Conversion Rate"), subject to certain adjustments described below.

3.2 If the Corporation shall (a) pay a dividend or make a distribution on its outstanding shares of Common Stock in shares of its Common Stock, (b) subdivide its outstanding shares of Common Stock, or (c) combine its outstanding shares of Common Stock into a smaller number of shares, then the Conversion Rate in effect immediately prior to such action shall be adjusted so that the holder of any shares of Series 4 Stock thereafter converted into Common Stock shall receive the number of shares of Common Stock which he would have owned immediately following such action had a conversion occurred immediately prior thereto. An adjustment made pursuant to this Section 3.2 shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination, or reclassification. No adjustment in the Conversion Rate shall be required unless such adjustment would result in an increase or decrease of at least 1% in such Conversion Rate as then in effect; provided, however, that any adjustments that by reason of this sentence are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

3.3 If the Corporation shall consolidate or merge into or with another corporation, or if the Corporation shall sell or convey to any other person or persons all or substantially all of the assets of the Corporation, or shall issue by reclassification of its shares of Common Stock any shares of capital stock of the Corporation, each share of Series 4 Stock then outstanding shall entitle the holder thereof to receive the kind and amount of shares of stock, other securities, cash and property receivable upon such consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock into which such share would have been converted had a conversion occurred immediately prior to such consolidation, merger, sale or conveyance, and shall have no other conversion rights.

3.4 In connection with the conversion of any shares of Series 4 Stock, no fractions of shares of Common Stock shall be issued, but the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to a like fraction of an amount equal to the closing sales price of a share of the Corporation's Common Stock on the OTC Bulletin Board (or, if that shall not be the principal market on which the Common Stock shall be trading or quoted, then on such principal market, or, if the Common Stock shall not then be listed or traded on any established market, such price as shall be determined by the Board of Directors in good faith) on the business day preceding the conversion.

3.5 The Corporation shall use its best efforts to cause the Corporation to have a sufficient number of authorized shares of Common Stock for issuance upon conversion of the Series 4 Stock, including, but not limited to, an amendment to the Corporation's Articles of Incorporation or a reverse stock split of the Common Stock.

3.6 The conversion rights represented by Series 4 Stock are exercisable by the holder or his successors and assigns, in whole or in part, at any time, or from time to time, by delivery of a notice of conversion to the Corporation, at the office of the Corporation in New Brunswick, New Jersey (or such other office or agency of the Corporation as it may designate by notice in writing to the holder hereof at the address of the holder hereof appearing on the books of the Corporation). Thereupon, the holder as the holder of Series 4 Stock shall be entitled to receive from the Corporation a stock certificate in proper form representing the number of shares of Common Stock so acquired and a new certificate equal to the difference between the prior number of shares of Series 4 Stock held by the holder prior to the conversion and the number of shares of Series 4 Stock converted.

3.7 Upon receipt of notice of conversion of Series 4 Stock by a holder, the Corporation shall deliver certificates evidencing ownership of the Common Stock to the holder and a new certificate evidencing ownership of the Series 4 Stock not converted.

4. Dividends. Each holder of shares of the Series 4 Stock shall be entitled to receive, when and as declared by the Board of Directors, but only out of surplus and capital legally available for the payment of dividends, such dividends as would have been received by such holder with respect to the Common Stock underlying such shares of Series 4 if a conversion had occurred on the record date of such dividend. The Series 4 Stock shall be entitled to receive no other or preferred dividends. The Series 4 Stock shall rank junior to any series of capital stock of the Corporation which ranks senior to the Series 4 Stock.

5. Voting Rights.

5.1 The holders of the shares of Series 4 Stock shall be entitled to cast a number of votes per share held equal to the number of shares of Common Stock into which such share of Series 4 Stock would have been converted if a conversion had occurred on the record date for any such vote, voting on all matters submitted to a vote of the Corporation's stockholders.

5.2 Except as otherwise provided herein or by law, the holders of Series 4 Stock and the holders of Common Stock shall vote together as one class on all matters submitted to a vote of the Corporation's stockholders.

6. Holders; Notices. The term "holder" or "holders" wherever used herein with respect to a holder or holders of shares of Series 4 Stock shall mean the holder or holders of record of such shares as set forth on the stock transfer record of the Corporation. Whenever any notice is required to be given under this Certificate of Designation, such notice may be given personally or by mail. Any notice given to a holder of any share of Series 4 Stock shall be sufficient if given to the holder of record of such share at the last address set forth for such holder on the stock transfer record of the Corporation. Any notice given by mail shall be deemed to have been given when deposited in the United States mail with postage thereon prepaid. The Corporation shall send to the holders of the Series 4 Stock copies of any notices, statements, or other communications sent to the holders of the Common Stock and of the setting of a record date for the holders of the Common Stock for any purpose.

IN WITNESS WHEREOF, Xechem International, Inc. has caused this Certificate of Designation, Preferences, and Rights of the Class C Series 4 Voting Convertible Preferred Stock to be executed by its duly authorized officer this 14 day of May, 1999.

XECHEM INTERNATIONAL, INC.

By: [signature]
Ramesh C. Pandey, President

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